Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (No. 333-129454 and 333-168797) on Form S-8 of PNM Resources, Inc. of our report dated June 18, 2018, with respect to the statements of net assets available for benefits of PNM Resources, Inc. Retirement Savings Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, the related supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017, and the related supplemental Schedule H, Line 4(j) - Schedule of Reportable Transactions for the year ended December 31, 2017, appearing in this Annual Report (Form 11-K) of PNM Resources, Inc. Retirement Savings Plan.

/s/ MOSS ADAMS LLP

Albuquerque, New Mexico
June 18, 2018